UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

(Final Amendment)
Vivint Smart Home, Inc.
(Name of Issuer)

Class A Common Stock, par value $0.0001 per share
(Title of Class of Securities)

928542109
(CUSIP Number)

Gil A. Raviv, Esq. Millennium Management LLC 666 Fifth Avenue, 8th Floor New York, New York 10103 (212) 841-4100
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 17, 2020
(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g) check the following box ☐ .

SCHEDULE 13D

CUSIP No. 928542109
1	NAMES OF REPORTING PERSONS Integrated Core Strategies (US) LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☑
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 225,926 (See Item 5)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 225,926 (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 225,926 (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.1%
14	TYPE OF REPORTING PERSON OO

SCHEDULE 13D

CUSIP No. 928542109
1	NAMES OF REPORTING PERSONS Millennium Management LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☑
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 225,926 (See Item 5)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 225,926 (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 225,926 (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.1%
14	TYPE OF REPORTING PERSON OO

SCHEDULE 13D

CUSIP No. 928542109
1	NAMES OF REPORTING PERSONS Millennium Group Management LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☑
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 225,926 (See Item 5)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 225,926 (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 225,926 (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.1%
14	TYPE OF REPORTING PERSON OO

SCHEDULE 13D

CUSIP No. 928542109
1	NAMES OF REPORTING PERSONS Israel A. Englander
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☑
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 225,926 (See Item 5)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 225,926 (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 225,926 (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.1%
14	TYPE OF REPORTING PERSON IN

Explanatory Notes

Introduction

   This Final Amendment to Schedule 13D ("Final Amendment to Schedule 13D"), amends and restates the Schedule 13D filed by the Reporting Persons (as defined in Item 2, below) on October 7, 2019 ("Schedule 13D"), relating to their beneficial ownership of the Class A common stock, par value $0.0001 per share (the "Class A Common Stock") of Vivint Smart Home, Inc. (formerly named Mosaic Acquisition Corp.), a Delaware corporation. On January 17, 2020, Vivint Smart Home, Inc. ("Vivint") and Mosaic Acquisition Corp. ("Mosaic"), announced the completion of the previously announced transaction between Vivint and Mosaic, which resulted in Vivint becoming a publicly traded company. This Final Amendment to Schedule 13D is being filed to report a material change in the number of shares of Class A Common Stock of Vivint Smart Home, Inc. beneficially owned or deemed to be beneficially owned by the Reporting Persons since the filing of the Schedule 13D.

Item 1.      Security and Issuer.

    The name of the issuer is Vivint Smart Home, Inc. (the "Issuer"). The address of the Issuer’s principal executive offices is 4931 North 300 West, Provo, Utah 84604. This Final Amendment to Schedule 13D relates to the Issuer’s Class A Common Stock.

Item 2.      Identity and Background.

    (a)-(c), (f)   This Final Amendment to Schedule 13D is being filed by Integrated Core Strategies (US) LLC, a Delaware limited liability company ("Integrated Core Strategies"), which is the record owner of the shares of Class A Common Stock to which this Final Amendment to Schedule 13D relates.

    Millennium Management LLC, a Delaware limited liability company ("Millennium Management"), is the general partner of the managing member of Integrated Core Strategies and may be deemed to have shared voting control and investment discretion over securities owned by Integrated Core Strategies.

    Millennium Group Management LLC, a Delaware limited liability company ("Millennium Group Management"), is the managing member of Millennium Management and may also be deemed to have shared voting control and investment discretion over securities owned by Integrated Core Strategies.

    The managing member of Millennium Group Management is a trust of which Israel A. Englander, a United States citizen ("Mr. Englander"), currently serves as the sole voting trustee. Therefore, Mr. Englander may also be deemed to have shared voting control and investment discretion over securities owned by Integrated Core Strategies.

    The foregoing should not be construed in and of itself as an admission by Millennium Management, Millennium Group Management or Mr. Englander as to beneficial ownership of the securities owned by Integrated Core Strategies.

    Integrated Core Strategies, Millennium Management, Millennium Group Management LLC and Mr. Englander will be collectively referred to as the reporting persons ("Reporting Persons") in this Final Amendment to Schedule 13D.

    The business address for Integrated Core Strategies, Millennium Management, Millennium Group Management LLC and Mr. Englander is 666 Fifth Avenue, 8th Floor, New York, New York 10103.

    (d)-(e)  During the last five years, none of the Reporting Persons (i) has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) except as set forth on Schedule I hereto, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.      Source and Amount of Funds or Other Consideration.

    The amount of funds used to purchase the 225,926 warrants held by Integrated Core Strategies was approximately $125,999, calculated on an average cost basis (excluding brokerage commissions). Integrated Core Strategies effects purchases of securities primarily through margin accounts maintained for it with prime brokers, which may extend margin credit to Integrated Core Strategies as and when required to open or carry positions in the margin accounts, subject to applicable margin regulations, stock exchange rules and the prime broker’s credit policies. In such instances, the positions held in the margin accounts are pledged as collateral security for the repayment of debit balances in the accounts.

Item 4.       Purpose of Transaction.

    The Reporting Persons are engaged in the investment business, and in the course of that business employ the services of a number of portfolio managers who utilize a variety of investment strategies, including event-, risk- or merger-arbitrage, quantitative, or fundamental strategies.

    In pursuing their business, some of the Reporting Persons’ portfolio managers analyze the operations, capital structure and markets of companies, including the Issuer, on a continuous basis, through analysis of documentation and, in some cases, discussions with knowledgeable industry and market observers and with representatives of such companies (often at the invitation of management). Other of the Reporting Persons’ portfolio managers, who may also have long or short positions in securities of the Issuer from time to time, trade pursuant to quantitative or other strategies that do not involve such analyses and discussions.

    The Reporting Persons intend to review their investment in the Issuer on a continuing basis and may, from time to time and at any time in the future depending on various factors, including, without limitation, the various investment strategies outlined above, the Issuer’s financial position and strategic direction, actions taken by the Board of Directors of the Issuer, price levels of the Class A Common Stock, other investment opportunities available to the Reporting Persons, conditions in the securities market and general economic and industry conditions, take such actions with respect to their investment in the Issuer as they deem appropriate, including: (i) acquiring additional shares of Class A Common Stock and/or other equity, other securities, or derivative or other instruments that are based upon or relate to the value of the shares of Class A Common Stock (collectively, "Securities") in the open market or otherwise; (ii) disposing of any or all of their Securities in the open market or otherwise; or (iii) engaging in any hedging, derivative or similar transactions, including short sales, with respect to the Securities.

    Except as set forth above, the Reporting Persons do not have any present plans or proposals that relate to or would result in any of the actions required to be described in subparagraphs (a)-(j) of Item 4 of this Final Amendment to Schedule 13D.

Item 5.      Interest in Securities of the Issuer.

    (a)   As of the close of business on January 27, 2020, Integrated Core Strategies beneficially owned 225,926 shares of the Issuer’s Class A Common Stock as it held warrants to purchase 225,926 shares of the Issuer’s Class A Common Stock or 0.1% of the Issuer’s Class A Common Stock outstanding. The calculation of the foregoing percentage is on the basis of 154,730,618 shares of Class A Common Stock outstanding as of January 18, 2020, as per the Issuer’s Form 8-K dated January 24, 2020.

    Millennium Management, as the general partner of the managing member of Integrated Core Strategies, may be deemed to have shared voting control and investment discretion over securities owned by Integrated Core Strategies

    Millennium Group Management, as the managing member of Millennium Management, may also be deemed to have shared voting control and investment discretion over securities owned by Integrated Core Strategies.

    Mr. Englander, who controls the managing member of Millennium Group Management, may also be deemed to have shared voting control and investment discretion over securities owned by Integrated Core Strategies.

    Accordingly, as of the close of business on January 27, 2020, Integrated Core Strategies, Millennium Management, Millennium Group Management and Mr. Englander beneficially owned or may be deemed to have beneficially owned, as the case may be, 225,926 shares of the Issuer’s Class A Common Stock. The foregoing should not be construed in and of itself as an admission by Millennium Management or Mr. Englander as to the shares of the Issuer’s Class A Common Stock beneficially owned by Integrated Core Strategies.

    (b)   Integrated Core Strategies held shared power to vote and to dispose of the 225,926 shares of the Issuer’s Class A Common Stock described in (a) above. Millennium Management, Millennium Group Management and Mr. Englander may be deemed to have held shared power to vote and to dispose of the 225,926 shares of the Issuer’s Class A Common Stock described in (a) above. The foregoing should not be construed in and of itself as an admission by Millennium Management, Millennium Group Management or Mr. Englander as to beneficial ownership of the Issuer’s Class A Common Stock owned by Integrated Core Strategies.

    (c)   Transactions in the Issuer’s Class A Common Stock during the past 60 days: On January 14, 2020, Integrated Core Strategies redeemed 2,494,778 shares of the Issuer’s Class A Common Stock at a per share price of approximately $10.29 per share.

    (d)   No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of, dividends from, or proceeds from the sale of, the shares of the Issuer’s Class A Common Stock reported in this Final Amendment to Schedule 13D.

    (e)   As of the close of business on January 17, 2020, the Reporting Persons no longer beneficially owned more than five percent of the Issuer’s Common Stock.

Item 6.      Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

    In connection with arrangements with Integrated Core Strategies’ prime brokers, such prime brokers are permitted to lend securities in Integrated Core Strategies’ accounts to the extent permitted by debit balances in such accounts. Integrated Core Strategies generally will not have any knowledge of the specific loans made by such prime brokers. In the ordinary course of business, Integrated Core Strategies (or its prime brokers), may borrow securities to satisfy delivery obligations arising from short sales. However, it should be noted that shares lent by Integrated Core Strategies’ prime brokers, may not be able to be recalled in advance of an applicable record date and thus, such loaned shares may not be able to be voted by Integrated Core Strategies. In addition, Integrated Core Strategies may from time to time enter hedging, derivative, or similar transactions, including short sales, with respect to the Securities.

    There are no other contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

Item 7.      Material to Be Filed as Exhibits.

    Exhibit I: Joint Filing Agreement, dated as of January 27, 2020, by and among Integrated Core Strategies (US) LLC, Millennium Management LLC, Millennium Group Management LLC and Israel A. Englander.

SIGNATURE

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 27, 2020

INTEGRATED CORE STRATEGIES (US) LLC By: Integrated Holding Group LP, its Managing Member By: Millennium Management LLC, its General Partner
By: /s/ Gil Raviv
Name: Gil Raviv Title: Global General Counsel
MILLENNIUM MANAGEMENT LLC
By: /s/ Gil Raviv
Name: Gil Raviv Title: Global General Counsel
MILLENNIUM GROUP MANAGEMENT LLC
By: /s/ Gil Raviv
Name: Gil Raviv Title: Global General Counsel
/s/ Israel A. Englander
Israel A. Englander

EXHIBIT I

JOINT FILING AGREEMENT

    This will confirm the agreement by and among the undersigned that the Schedule 13D filed with the Securities and Exchange Commission on or about the date hereof with respect to the beneficial ownership by the undersigned of the Class A Common Stock, par value $0.0001 per share, of Vivint Smart Home, Inc., a Delaware corporation, is being filed and all amendments thereto will be filed, on behalf of each of the persons and entities named below in accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

Dated: January 27, 2020

INTEGRATED CORE STRATEGIES (US) LLC By: Integrated Holding Group LP, its Managing Member By: Millennium Management LLC, its General Partner
By: /s/ Gil Raviv
Name: Gil Raviv Title: Global General Counsel
MILLENNIUM MANAGEMENT LLC
By: /s/ Gil Raviv
Name: Gil Raviv Title: Global General Counsel
MILLENNIUM GROUP MANAGEMENT LLC
By: /s/Gil Raviv
Name: Gil Raviv Title: Global General Counsel
/s/ Israel A. Englander
Israel A. Englander

Schedule I

   On October 31, 2017, Millennium Management LLC (the "Millennium Respondent") consented, without admitting or denying the findings therein, to the entry of an order issued by the SEC finding that on four occasions in 2012 it violated Rule 105 of Regulation M of the US Securities Exchange Act of 1934 ("Rule 105"). (See SEC Release No. 34-81989.) In settlement of this matter, the Millennium Respondent agreed to pay a civil money penalty of $300,000, as well as disgorgement and prejudgment interest of $338,709.11, and to cease and desist from committing or causing any violations and any future violations of Rule 105.